UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____to _____

Commission File No. 001-13577

A.	Full title and address of the plan, if different from that of the issuer named below:
PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PREMIERE GLOBAL SERVICES, INC.
3280 Peachtree Road, NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305

i

REQUIRED INFORMATION

The following financial statements and supplemental schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”):

Premiere Global Services, Inc. 401(k) Plan Financial Statements as of December 31, 2014 and 2013 and Supplemental Schedule as of and for the year ended December 31, 2014, along with the Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Premiere Global Services, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

The accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 17, 2015

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Investments, at Fair Value
Mutual funds	$45,390,191	$42,561,296
Common trust funds	7,133,654	6,231,973
Company stock fund	1,759,152	1,877,824
Total Investments, at Fair Value	54,282,997	50,671,093

Notes Receivable From Participants	1,364,564	1,354,615

Net Assets Available for Plan Benefits	$55,647,561	$52,025,708

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

2014
Contributions:
Participant contributions	$4,706,287
Rollover contributions	424,441
5,130,728
Investment Income:
Net appreciation in fair value of investments	740,541
Dividends	1,620,563
2,361,104

Interest on Notes Receivable from Participants	57,832

Deductions:
Benefits paid to participants	(3,927,811)

Net Increase	3,621,853

Net Assets Available for Plan Benefits at Beginning of Year	52,025,708
Net Assets Available for Plan Benefits at End of Year	$55,647,561

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

The following description of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by the Administrative Committee (the “Administrator”) appointed by the Board of Directors of Premiere Global Services, Inc. (the “Company” or the “Employer”). Wells Fargo Institutional Trust Services (“Wells Fargo”) is the custodian (the “Custodian”), recordkeeper (the “Recordkeeper”) and trustee (the “Trustee”) of the Plan with respect to all investments.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the completion of 30 days of service.

Participant Contributions

Participants may elect to contribute, on a pre-tax basis, up to 100% of their eligible compensation, as defined by the Plan, through payroll deductions, subject to certain limitations. For 2014, the Internal Revenue Code of 1986, as amended (the "Tax Code") limit on before-tax contributions was $17,500 in the aggregate ($23,000 for participants 50 years old and older). Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. The Plan includes an automatic deferral feature for new hires whereby the Employer automatically withholds 3% of a participant's compensation to contribute to the Plan unless the participant makes a contrary election. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

Investment Options

Participants are solely responsible for directing their accounts in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds and common trust funds managed by Wells Fargo. In addition, participants may elect to invest their accounts in Premiere Global Services, Inc. common stock through a unitized fund, which includes the Company's common stock and a money market fund for liquidity purposes (“Company Stock Fund”). Participants can make transfers out of the Company Stock Fund into one of the other available Plan investment options at any time, subject to certain trading policy restrictions.

Employer Contributions

On a quarterly basis, the Employer may make a discretionary matching contribution (“Employer Matching Contributions”). To receive an allocation, a participant generally must be employed on the last day of the calendar quarter. No Employer Matching Contributions were made in 2014. Effective for Plan years beginning on and after January 1, 2013, the Employer may also make discretionary profit sharing contributions on an annual basis ("Employer Profit Sharing Contributions"). To receive an allocation of such contributions, a participant generally must be employed on the last day of the Plan year. No Employer Profit Sharing Contributions were made for the 2014 Plan year.

Rollovers from Other Plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover into this Plan.

Participant Accounts

Each participant's account is credited with the participant's salary deferral contributions, allocations of any Employer Matching Contributions and any Employer Profit Sharing Contributions, and his/her share of the Plan's income. The Plan's income with respect to each investment fund is allocated based on the proportion that each participant's account balance invested in such fund has to the total of all participants' account balances invested in such fund.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in the value of their salary deferral and rollover contributions and related investment earnings. Employer Matching Contributions and Employer Profit Sharing Contributions vest according to the following schedule:

Years of Service:	Vested Percentage:

Less than one	0%
One	34%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the Plan year to complete a year of vesting service.

A participant will become fully vested in Employer Matching Contributions and Employer Profit Sharing Contributions, regardless of length of service, in the event of death, disability or attainment of age 65.

Forfeited Accounts

During 2014, Employer Matching Contributions forfeited by terminating employees before those amounts in their participant accounts became fully vested were $7,162. The Plan allows forfeitures to be used to pay reasonable Plan expenses. During the year ended December 31, 2014, the Employer utilized forfeitures of $30,273 to pay Plan expenses. Unused forfeitures available for use at December 31, 2014 and 2013 were $61,355 and $83,651, respectively.

Distribution of Benefits

Upon retirement, death, disability or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant's vested account balance and will be made in cash. However, if a portion of the participant's vested balance is in units of the Company Stock Fund, the participant may elect to receive payments for that portion of his/her vested account in the form of Company common stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The notes are secured by the balance of the participant's account and bear interest at prime plus 1% over the life of the note. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar note in similar circumstances. Notes are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose note and up to ten years for the purchase of a principal residence.

Plan Expenses
Certain administrative expenses related to distributions and other participant-initiated transactions are charged to the account of the Plan participant. Other administrative expenses and investment management fees are paid from the Plan's forfeitures and through reductions of investment returns under the Plan's investment options.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded and investments are stated at fair value.

Valuation of Investments

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility. Due to the level of risk associated with certain investment securities, such as the Plan's holdings in the Company Stock Fund, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net Appreciation (Depreciation)

Realized gains and losses on sales of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (“GAAP”) and require the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2014 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$7,726,629
Wells Fargo Advantage Dow Jones Target 2035	7,237,603
Wells Fargo Advantage Dow Jones Target 2040	5,224,880
Wells Fargo Advantage Dow Jones Target 2025	4,790,922
Wells Fargo Collective Stable Return	4,280,791
Wells Fargo Advantage Dow Jones Target 2020	2,991,880

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2013 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$7,104,219
Wells Fargo Advantage Dow Jones Target 2035	6,586,453
Wells Fargo Advantage Dow Jones Target 2025	4,994,758
Wells Fargo Advantage Dow Jones Target 2040	4,933,596
Wells Fargo Collective Stable Return	3,806,708
Wells Fargo Advantage Dow Jones Target 2020	3,332,744

Net appreciation (depreciation) in fair value of investments bought and sold as well as held during the year ended December 31, 2014 is as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

Mutual Funds	$603,918
Common Trust Funds	293,308
Company Stock Fund	(156,685)
$740,541

4.    FAIR VALUE MEASUREMENTS

The Plan follows Accounting Standards Codification (“ASC”) topic 820, Fair Value Measurements and Disclosure, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

•	Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in the Plan are stated at fair value. The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end. The fair values of these investments are determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2014 and 2013. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common trust funds: Valued at the NAV based on the last reported sales price of the underlying investments held. The Plan's interest in the common trust fund is based on unit values reported by the Plan's trustee using audited financial statements of the funds at year end and are classified within Level 2 of the valuation hierarchy.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Company Stock Fund: Valued based on unit price consisting of the closing price of Company common stock reported on the New York Stock Exchange and a small amount of cash.

Certain investments held in the Plan's common trust funds are fully benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value, with additional disclosure when fair value differs from contract value. Contract value approximated fair value where applicable for Plan investments as of December 31, 2014 and 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Mutual Funds
Small Value	$1,131,606	$—	$—	$1,131,606
Large Growth	2,497,848	—	—	2,497,848
High Yield Bond	547,944	—	—	547,944
Large Value	1,518,603	—	—	1,518,603
Small Growth	1,418,489	—	—	1,418,489
International Growth	538,968	—	—	538,968
Large Blend	1,056,874	—	—	1,056,874
Real Estate	1,232,200	—	—	1,232,200
Diversified Emerging Markets	1,170,056	—	—	1,170,056
World Bond	644,493	—	—	644,493
Foreign Large Value	1,023,611	—	—	1,023,611
Target Date	32,609,499	—	—	32,609,499
Total Mutual Funds	45,390,191	—	—	45,390,191

Common Trust Funds
Stable Return Fund	—	4,280,791	—	4,280,791
Index Funds	—	2,852,863	—	2,852,863
Total Common Trust Funds	—	7,133,654	—	7,133,654

Company Stock Fund	1,759,152	—	—	1,759,152
Total	$47,149,343	$7,133,654	$—	$54,282,997

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Mutual Funds
Small Value	$1,017,884	$—	$—	$1,017,884
Large Growth	1,952,559	—	—	1,952,559
High Yield Bond	553,867	—	—	553,867
Large Value	1,231,548	—	—	1,231,548
Small Growth	1,244,246	—	—	1,244,246
Foreign Small/Mid Growth	640,925	—	—	640,925
Large Blend	970,664	—	—	970,664
Real Estate	883,728	—	—	883,728
Diversified Emerging Markets	1,295,628	—	—	1,295,628
World Bond	623,142	—	—	623,142
Foreign Large Value	1,002,608	—	—	1,002,608
Target Date	31,144,497	—	—	31,144,497
Total Mutual Funds	42,561,296	—	—	42,561,296

Common Trust Funds
Stable Return Fund	—	3,806,708	—	3,806,708
Index Funds	—	2,425,265	—	2,425,265
Total Common Trust Funds	—	6,231,973	—	6,231,973

Company Stock Fund	1,877,824	—	—	1,877,824
Total	$44,439,120	$6,231,973	$—	$50,671,093

5.    PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 134,105 and 131,747 shares of the Company Stock Fund at December 31, 2014 and 2013, respectively, with a fair value of $1,759,152 and $1,877,824, respectively. All transactions in Company common stock held within the Company Stock Fund qualify as party-in-interest transactions because the Company is the plan sponsor.

The Plan offered investments in funds managed by the Custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. The final fair value of these investments totaled $39,743,153 and $37,376,470 at December 31, 2014 and 2013, respectively.

The Plan issues notes to participants, which are secured by the balances in the participants' accounts. These transactions qualify as party-in-interest transactions.

6.    TAX STATUS

The Plan document is based on a Defined Contribution Prototype Plan and Trust Agreement and related Adoption Agreement sponsored by Wells Fargo Bank N.A. The Internal Revenue Service, or IRS, has determined and informed Wells Fargo Bank N.A., by a letter dated March 31, 2008, that such prototype document is designed in accordance with applicable sections of the Internal Revenue Code, or the Code, as of that date and as a result, is appropriate for adoption by Wells Fargo clients. The IRS also issued a favorable determination letter dated December 12, 2011 for the Plan (generally applicable for required law changes through 2009). The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of Plan termination, participants will become fully vested in their account balances.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Employer Identification Number: 59-3074176
Plan Number: 001
Form: 5500

(a)	(b)	(c)	(e)
	Issuer or Borrower	Description of Investment	Current Value**
Common/Collective Trust Funds
*	Wells Fargo	Collective Stable Return fund	$4,280,791
*	Wells Fargo	Collective International Equity Index fund	339,779
*	Wells Fargo	Collective S&P 500 Index fund	1,942,518
*	Wells Fargo	Collective US Aggregate Bond Index fund	570,566
Mutual Funds
	American Funds Group	High Income Trust fund	547,944
	Brown Capital Management	Small Company fund	1,418,489
	JP Morgan	Large Cap Growth Select	2,497,848
	JP Morgan	Equity Income Select	1,518,603
	Nuveen	Real Estate Securities fund	1,232,200
	Oakmark	Equity Large Blend	1,056,874
	Oppenheimer	International Bond fund	644,493
	Oppenheimer	Developing Markets fund	1,170,056
	Putnam	Small Cap Value	1,131,606
	Vanguard	International Value fund	1,023,611
	Wasatch	International Growth	538,968
*	Wells Fargo	Advantage Dow Jones Target 2010 fund	516,032
*	Wells Fargo	Advantage Dow Jones Target 2015 fund	718,978
*	Wells Fargo	Advantage Dow Jones Target 2020 fund	2,991,880
*	Wells Fargo	Advantage Dow Jones Target 2025 fund	4,790,922
*	Wells Fargo	Advantage Dow Jones Target 2030 fund	7,726,629
*	Wells Fargo	Advantage Dow Jones Target 2035 fund	7,237,603
*	Wells Fargo	Advantage Dow Jones Target 2040 fund	5,224,880
*	Wells Fargo	Advantage Dow Jones Target 2045 fund	2,028,602
*	Wells Fargo	Advantage Dow Jones Target 2050 fund	930,762
*	Wells Fargo	Advantage Dow Jones Target 2055 fund	198,098
*	Wells Fargo	Advantage Dow Jones Target Today fund	245,113
Company Stock Fund
*	Premiere Global Services, Inc.	Company Stock Fund	1,759,152
Notes Receivable
*	Plan participants	Interest rates ranging from 4.25% - 6.00%	1,364,564
			$55,647,561

*	Party-in-interest to the Plan as defined by ERISA.
**	All investments are participant-directed, therefore "(d) Cost Information" has not been included in this schedule.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN

Date: June 17, 2015	By:	/s/ Douglas Noe Name: Douglas Noe Title: Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Hancock Askew & Co., LLP